SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CATELLUS DEVELOPMENT CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options To Purchase Common Stock, $.01 Par Value

(Title of Class of Securities)

149111-10-6

(CUSIP Number of Class of Underlying Securities)

Vanessa L. Washington

Senior Vice President and General Counsel

Catellus Development Corporation

201 Mission Street

San Francisco, California 94105

(415) 974-4500

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons))

Copy to:

Frederick B. McLane, Esq.

O’Melveny & Myers, LLP

400 S. Hope Street

Los Angeles, California 90071

(213) 430-6000

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)

$25,982,469	$2,102

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 2,900,585 shares of Catellus Development Corporation Common Stock, par value $0.01 per share (“Common Stock”), will be exchanged pursuant to this offer. A maximum of 1,067,261 shares of restricted Common Stock will be issued in respect of such options if all of such options are exchanged pursuant to this offer. Solely for purposes of determining the amount of the filing fee, the aggregate value of such options has been calculated by multiplying the maximum number of shares of restricted Common Stock that may be issued in respect of such options if all of such options are exchanged pursuant to this offer by the average of the high and low trading prices for a share of Common Stock on September 26, 2003, as reported on the New York Stock Exchange.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00008090 times the transaction value. The filing fee was previously paid on October 1, 2003, in connection with the initial filing of this Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-part tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed by Catellus Development Corporation (the “Company”) with the Securities and Exchange Commission on October 1, 2003, relating to the offer by the Company to certain eligible employees to exchange certain outstanding options to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), for replacement awards of restricted stock, or for those who are eligible, restricted stock units to be granted by the Company under the Company’s 2000 Performance Award Plan (as amended and restated), all upon the terms and subject to the conditions set forth in the original Offer Circulars, dated October 1, 2003, and in the related Election Form and Release Agreements, copies of which were attached as Exhibits (a)(1), (a)(2) and (a)(3) and (a)(4), respectively, to the Tender Offer Statement.

The filing of this Amendment No. 1 to the Tender Offer Statement shall not be construed as an admission by the Company that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET

Item 1 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

The information set forth under “Summary of Offer Expiring October 29, 2003” beginning on page 1 of the Amended and Restated Offer Circular, dated October 17, 2003 for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer (the “Amended and Restated Deferral Eligible Offer Circular”), attached hereto as Exhibit (a)(14), is incorporated herein by reference, and the information set forth under “Summary of Offer Expiring October 29, 2003” beginning on page 1 of the Amended and Restated Offer Circular, dated October 17, 2003 for employees who are eligible to receive restricted stock only in the exchange offer (the “Amended and Restated Non-Deferral Eligible Offer Circular”), attached hereto as Exhibit (a)(15), is incorporated herein by reference (collectively, the Amended and Restated Deferral Eligible Offer Circular and the Amended and Restated Non-Deferral Eligible Offer Circular are referred to as the “Amended and Restated Offer Circulars”).

To clarify, the offeror is making only one offer with respect to the subject securities. Certain persons eligible to accept the offer may elect a deferral of the consideration being offered for the subject securities. The Amended and Restated Deferral Eligible Offer Circular applies with respect to these persons. The Amended and Restated Non-Deferral Eligible Offer Circular applies with respect to other persons eligible to accept the offer.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 2 of the Tender Offer Statement is hereby amended and restated in its entirety as follows:

(a) The name of the issuer is Catellus Development Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 201 Mission Street, San Francisco, California 94015. The Company’s telephone number is (415) 974-4500.

(b) This Tender Offer Statement relates to an offer by the Company to eligible employees of the Company (as described in the Amended and Restated Offer Circulars) to exchange Eligible Options (as defined in the Amended and Restated Offer Circulars) to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), for replacement awards of restricted stock or, for those who are eligible, restricted stock units (the “Replacement Awards”) to be granted by the Company under the Company’s 2000 Performance Award Plan (as amended and restated). The terms of the offer are, as noted above, identical except for the deferral opportunity offered to a predetermined group of employees who may elect a tax-deferral opportunity in the form of a Replacement Award of restricted stock units in lieu of restricted stock. The group of employees eligible for the deferral opportunity was determined based on compliance with applicable law under the Employee Retirement Income Security Act of 1974, as amended. The offer by the Company, and the exchange of Eligible Options for Replacement Awards, are each made upon the terms and conditions described in the Amended and Restated Offer Circulars and the related Election Form and Agreements attached hereto as Exhibits (a)(16) and (a)(17) (the “Election Forms”). The Amended and Restated Offer Circulars and the Election Forms are incorporated herein by reference.

The information set forth in the response to Question 46 (“How many Eligible Options are there?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 38 (“How many Eligible Options are there?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

(c) The information set forth in the response to Question 44 (“What is the price of our common stock?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 36 (“What is the price of our common stock?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 3 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the response to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Forms;

(ii) the following information set forth in the Amended and Restated Deferral Eligible Offer Circular: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the responses to Questions 3 through 20 under the caption “Terms of the Offer – The Offer”; the information set forth in the response to Question 21 under the caption “Terms of the Offer – The Calculation of Replacement Awards”; the information set forth under the caption “Terms of the Offer – Terms and Conditions of Replacement Awards to be granted in November 2003,” including, without limitation, the responses to Questions 22 through 40; the responses to Questions 41 through 43 and Questions 46 through 48 under the caption “Terms of the Offer – Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer – Federal Income Tax and Social Security Consequences,” including, without limitation, the responses to Questions 52 through 58; and

(iii) the following information set forth in the Amended and Restated Non-Deferral Eligible Offer Circular: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the responses to Questions 3 through 20 under the caption “Terms of the Offer – The Offer”; the information set forth in the response to Question 21 under the caption “Terms of the Offer – The Calculation of Replacement Awards”; the information set forth under the caption “Terms of the Offer – Terms and Conditions of Replacement Awards to be granted in November 2003,” including, without limitation, the responses to Questions 22 through 32; the responses to Questions 33 through 35 and Questions 38 through 40 under the caption “Terms of the Offer – Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer – Federal Income Tax and Social Security Consequences,” including, without limitation, the responses to Questions 43 through 48.

(b) The information set forth in the response to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(e) The information set forth in the responses to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) and Question 49 (“Is Catellus contemplating any other transactions?”) in the Amended and Restated Deferral Eligible Offer

Circular and the information set forth in the responses to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) and Question 41 (“Is Catellus contemplating any other transactions?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference. The Catellus Development Corporation 2000 Performance Award Plan (as amended and restated), filed as Exhibit (d)(1) hereto, the Catellus Development Corporation 1991 Stock Option Plan, filed as Exhibit (d)(2) hereto, the Catellus Development Corporation Amended and Restated Executive Stock Option Plan, filed as Exhibit (d)(3) hereto, and the Catellus Development Corporation Amended and Restated 1996 Performance Award Plan, filed as Exhibit (d)(4) hereto, contain information regarding the Eligible Options, and are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The following information from the Amended and Restated Deferral Eligible Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption “Terms of the Offer – Background and Reasons for the Offer,” including the responses to Questions 1 and 2; and the information contained in the responses to Question 45 and 48 under the caption “Terms of the Offer – Other Provisions; Administration.” The following information from the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption “Terms of the Offer – Background and Reasons for the Offer,” including the responses to Questions 1 and 2; and the information contained in the responses to Question 37 and 40 under the caption “Terms of the Offer – Other Provisions; Administration.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions of the offer set forth in the Election Forms;

(ii) the following information set forth in the Amended and Restated Deferral Eligible Offer Circular: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption “Terms of the Offer – The Offer,” including, without limitation, the information in the responses to Questions 3 through 20; and the information in the response to Question 21 under the caption “Terms of the Offer – The Calculation of Replacement Awards.”; and

(iii) the following information set forth in the Amended and Restated Non-Deferral Eligible Offer Circular: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption “Terms of the Offer – The Offer,” including, without limitation, the information in the responses to Questions 3 through 20; and the information in the response to Question 21 under the caption “Terms of the Offer – The Calculation of Replacement Awards.”

(c) The information set forth in the response to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) and in the response to Question 49 (“Is Catellus contemplating any other transactions?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) and in the response to Question 41 (“Is Catellus contemplating any other transactions?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 7 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The following information set forth in the Amended and Restated Deferral Eligible Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption the “Terms of the Offer – Description of Terms and Conditions of Replacement Awards to be granted in November 2003,” including without limitation, the information set forth in the responses to Questions 22 through 40; and the information set forth in the responses to Question 43 and Question 46 under the caption “Terms of the Offer – Other Provisions; Administration.” The following information set forth in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary of Offer Expiring October 29, 2003”; the information set forth under the caption the “Terms of the Offer – Description of Terms and Conditions of Replacement Awards to be granted in November 2003, including without limitation, the information set forth in the responses to Questions 22 through 32; and the information set forth in the responses to Question 35 and Question 38 under the caption “Terms of the Offer – Other Provisions; Administration.”

(b) The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Forms; and

(ii) the information set forth in the responses to Question 5 (“What are the conditions to the Offer?”) and Question 7 (“How may I accept the Offer?”) in the Amended and Restated Offer Circulars.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 8 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The information set forth in the response to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Deferral Eligible

Offer Circular and the information set forth in the response to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

(b) The information set forth in the response to Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the response to Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”) in the Amended and Restated Non-Deferral Eligible Offer Circular is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS

Item 10 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

(a) The following information is incorporated herein by reference:

(1)	the information set forth in the Amended and Restated Deferral Eligible Offer Circular in the response to Question 45 (“What information is available regarding Catellus?”) and the information set forth in the Amended and Restated Non-Deferral Eligible Offer Circular in the response to Question 37 (“What information is available regarding Catellus?”) and the information set forth under “Additional Information; Incorporation of Documents by Reference” in the Amended and Restated Offer Circulars;

(2)	Audited financial statements of Catellus and its consolidated subsidiaries for the fiscal years ended December 31, 2001 and December 31, 2002 as shown in pages F-2 through F-33 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as amended on Form 10-K/A, filed with the SEC on August 11, 2003;

(3)	pages 1 to 17 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003;

(4)	the ratios of earnings to fixed charges included in Attachment D to the Amended and Restated Deferral Eligible Offer Circular and included in Attachment C to the Amended and Restated Non-Deferral Eligible Offer Circular; and

(5)	the book value per share data included in Attachment D to the Amended and Restated Deferral Eligible Offer Circular and included in Attachment C to the Amended and Restated Non-Deferral Eligible Offer Circular.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

The following information is incorporated herein by reference:

(i) the information set forth in the responses to Question 45 (“What information is available regarding Catellus?”), Question 47 (“How does the Offer relate to Catellus’ directors and executive officers?”), Question 49 (“Is Catellus contemplating any other transactions?”) and Question 50 (“Are there any regulatory requirements or other approvals that Catellus must comply with or obtain?”) in the Amended and Restated Deferral Eligible Offer Circular and the information set forth in the responses to Question 37 (“What information is available regarding Catellus?”), Question 39 (“How does the Offer relate to Catellus’ directors and executive officers?”), Question 41 (“Is Catellus contemplating any other transactions?”) and Question 42 (“Are there any regulatory requirements or other approvals that Catellus must comply with or obtain?”) in the Amended and Restated Non-Deferral Eligible Offer Circular;

(ii) the information set forth under the following headings in the proxy statement/prospectus filed by the Company with the SEC on August 15, 2003: “Questions and Answers About the REIT Conversion,” “Structure of the Transaction,” “Risk Factors,” and “Proposal 1 – Adoption of the Merger Agreement Pursuant to Which the REIT Conversion will be Effected;” and

(iii) the information contained in the “Additional Information; Incorporation of Documents by Reference” section in the Amended and Restated Offer Circulars.

We are not aware of any applicable anti-trust laws, margin requirements under Section 7 of the Exchange Act and applicable regulations, or any material pending legal proceedings relating to the offer in connection with the offer.

ITEM 12. EXHIBITS

Item 12 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

*(a)	(1)	Offer Circular dated October 1, 2003 (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer), with exhibits (which include (i) the Prospectus for the Catellus Development Corporation 2000 Performance Award Plan (as amended and restated) in Attachment A, (ii) the Form of Restricted Stock Award Agreement in Attachment B, (iii) the Restricted Stock Unit Award Agreement in Attachment C, and (iv) Selected Financial Data in Attachment D).

*(a)	(2)	Offer Circular dated October 1, 2003 (for employees who are eligible to receive only restricted stock in the exchange offer), with exhibits (which include (i) the Prospectus for the Catellus Development Corporation 2000 Performance Award Plan (as amended and restated) in Attachment A, (ii) the Form of Restricted Stock Award Agreement in Attachment B, and (iii) Selected Financial Data in Attachment C).

*(a)	(3)	Form of Election Form and Release Agreement (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer).

*(a)	(4)	Form of Election Form and Release Agreement (for employees eligible to receive only restricted stock in the exchange offer).

*(a)	(5)	Form of Individualized Statement of Eligible Option Holdings (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer).

*(a)	(6)	Form of Individualized Statement of Eligible Option Holdings (for employees eligible to receive only restricted stock in the exchange offer).

*(a)	(7)	Form of Cover Letter to Employees Eligible to Elect to Receive Restricted Stock or Restricted Stock Units Included in October 1, 2003, Mailing of Exchange Offer Documents.

*(a)	(8)	Form of Cover Letter to Employees Eligible to Receive Only Restricted Stock Included in October 1, 2003, Mailing of Exchange Offer Documents.

(a)	(9)	Form of Reminder of Deadline.

**(a)	(10)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2003, as amended on Form 10-K/A, filed with the SEC on August 11, 2003. (Incorporated herein by reference.)

**(a)	(11)	Audited financial statements of Catellus and its consolidated subsidiaries for the fiscal years ended December 31, 2001 and December 31, 2002 as shown in pages F-2 through F-33 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as amended on Form 10-K/A, filed with the SEC on August 11, 2003. (Incorporated herein by reference.)

**(a)	(12)	The Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003, filed with the SEC on May 15, 2003, and August 14, 2003, respectively. (Each incorporated herein by reference.)

**(a)	(13)	The Company’s Current Report on Form 8-K filed with the SEC on August 8, 2003. (Incorporated herein by reference.)

(a)	(14)	Amended and Restated Offer Circular dated October 17, 2003 (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer), with exhibits (Attachments A, B and C thereto are incorporated by reference therein from Exhibit (a)(1)).

(a)	(15)	Amended and Restated Offer Circular dated October 17, 2003 (for employees who are eligible to receive only restricted stock in the exchange offer), with exhibits (Attachments A and B thereto are incorporated by reference therein from Exhibit (a)(2)).

(a)	(16)	Updated Election Form and Agreement (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer.)

(a)	(17)	Updated Election Form and Agreement (for employees eligible to receive only restricted stock in the exchange offer.)

(a)	(18)	Form of Cover Letter to Employees Eligible to Participate in the Offer Included in October 17, 2003 Mailing of Revised Exchange Offer Documents.

(b)		Not applicable.

**(d)	(1)	2000 Performance Award Plan (as amended and restated). (Filed with the SEC as Annex F to the proxy statement/prospectus filed by the Company on August 15, 2003 and incorporated herein by reference.)

**(d)	(2)	The Amended and Restated 1991 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K for the year ended December 31, 1997 (the “1997 10-K”).)

**(d)	(3)	Amendment to Amended and Restated 1991 Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 2001 (the “2001 third quarter 10-Q”).)

**(d)	(4)	The Amended and Restated Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 to the 1997 10-K.)

**(d)	(5)	Amendment to Amended and Restated Executive Stock Option Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.6 to the 2001 third quarter 10-Q.)

**(d)	(6)	The Amended and Restated 1996 Performance Award Plan. (Incorporated by reference to Exhibit 10.14 to the Company’s Form 10-Q for the quarter ended March 31, 1999.)

**(d)	(7)	Amendment to the Amended and Restated 1996 Performance Award Plan, dated as of September 26, 2001. (Incorporated by reference to Exhibit 10.7 to the 2001 third-quarter 10-Q.)

*(d)	(8)	Representative sample form of option agreement.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed as exhibit to Schedule TO
**	Incorporated by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Tender Offer Statement on Schedule TO is true, complete and correct.

CATELLUS DEVELOPMENT CORPORATION

By:	/s/ VANESSA L. WASHINGTON
Vanessa L. Washington
Senior Vice President and General Counsel

Date:	October 17, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(9)	Form of Reminder of Deadline.

(a)(14)	Amended and Restated Offer Circular dated October 17, 2003 (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer), with exhibits (Attachments A, B and C thereto are incorporated by reference therein from Exhibit (a)(1)).

(a)(15)	Amended and Restated Offer Circular dated October 17, 2003 (for employees who are eligible to receive only restricted stock in the exchange offer), with exhibits (Attachments A and B thereto are incorporated by reference therein from Exhibit (a)(2)).

(a)(16)	Updated Election Form and Agreement (for certain employees eligible to elect to receive restricted stock or restricted stock units in the exchange offer.)

(a)(17)	Updated Election Form and Agreement (for employees eligible to receive only restricted stock in the exchange offer).

(a)(18)	Form of Cover Letter to Employees Eligible to Participate in the Offer Included in October 17, 2003 Mailing of Revised Exchange Offer Documents.